FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26, 2021

1.       DATE, TIME AND PLACE: on March 26, 2021, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2020; (b) the investment plan; and (c) the capital budget; (ii) Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481; (iii) Analysis and deliberation on the closure of the Short Term Incentive Plan for 2020 and the forecast for the year 2021; (iv) Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2021, including members of the Fiscal Council; (v) Analysis and deliberation on the management's proposal to update Article 4 (Caput) of the Bylaws and inclusion of Articles 39 to 41, and consolidation of the Company's Bylaws; (vi) Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase and (vii) Analysis and deliberation regarding the transaction with a related party.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2020; (b) the investment plan; and (c) the capital budget: after discussions and clarifying that there will be no capital budget for the fiscal year 2020, and based on the favorable recommendation of the Financial Committee, the Members of the Board of Directors, resolved, by unanimous vote and without any reservations, recommend for approval by the Board of Directors the management proposal, to be decided by the Company's Annual Ordinary and Extraordinary Shareholders' Meeting, to be held on April 28, 2021: (a) allocation of the Company's net income in the year ended December 31, 2020, in the amount of R$ 2,178,759,526.46: (a.1) R$ 108,937,976.32 allocated to the legal reserve account, pursuant to article 193 of Law 6,404 / 1976 ; (a.2) R$ 515,240,605.03, thus totaling the global minimum mandatory dividends calculated in the fiscal year ended on December 31, 2020, to be paid in the form of dividends, within 60 days from the date of the Meeting Gera of Shareholders who decide on the topic .; and (a.3) R$ 1,477,308,632.06, referring to the retention of the results related to the fiscal year of 2020 intended to cover the investment plan of 2021. This amount includes the Investment Plan of the Êxito group, a subsidiary of the Company;

5.2       Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Ordinary and Extraordinary General Meetings of the Company, pursuant to CVM Instructions 480/481: Messrs. Members of the Board of Directors, by unanimous vote and without any reservations, decided to approve items 10 and 13 of the Reference Form, pursuant to CVM Instructions 480/481, which accompany the management's proposal for subsidizing the shareholders' resolution at the Company's Ordinary and Extraordinary General Meetings to be held on April 28, 2021 .;

5.3 Analysis and deliberation on the closure of the Short Term Incentive Plan for 2020 and the forecast for the year 2021: the Members of the Board of Directors of the Company, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, deliberated on the management's proposal for the closing of the short-term incentive amounts for 2020 and the forecast for 2021;

5.4       Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2021, including members of the Fiscal Council:

the members of the Company's Board of Directors, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, resolved on the management's proposal for the global amount of compensation for the year 2021 to be paid to the Company's Statutory Executive Board, Board of Directors and Fiscal Council, if installed again, to be submitted to the Company's General Shareholders' Meeting: (a) the Board of Directors and advisory committees, (b) the Executive Board,, and (c) the Fiscal Council in case the organ is installed again by the shareholders;

5.5 Analysis and deliberation on the management's proposal to update Article 4 (Caput) of the Bylaws and inclusion of articles 39 to 41, and consolidation of the Company's Bylaws: Management's proposal to update Article 4 (Caput) of the Bylaws, inclusion of articles 39 to 41, and consolidation of the Company's Bylaws was duly approved unanimously and without reservations by the members of the Board of Directors;

5.6       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5 and B7 of the Compensation Plan, and to Series C5 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and pursuant articles 4, I, “a”, of CVM’s Normative Instruction No. 567 of 09/17/2015, the delivery of 1,953 (one thousand, nine hundred and fifty-three) common shares currently held by the Company in treasury.

Considering that the call options set forth in the Plans was exercised in accordance with the abovementioned conditions, the Company’s capital shall not be affected by such transaction.

5.7       Analysis and deliberation on the transaction with related party: the Members of the Board of Directors of the Company, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, resolved on a contract between the Company and RelevanC, to provide marketing solutions for monetizing CBD data. RelevanC will provide third parties, through different digital channels, with the use of CBD Data and OnSite advertising inventory. On a continuous basis, they authorize the Company's Executive Board to execute any instruments that may be necessary for the execution of said transaction.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 26, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 29, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.